UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

2 May 2014
Pearson plc - (the "Company")

Notification of Directors' and PDMRs' Interests

Long-Term Incentive Plan

In 2001, the Company established the Pearson Long-Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders. Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth. The LTIP was renewed and approved by shareholders in 2011. The operation of the LTIP is governed by the remuneration policy approved by shareholders at the Annual General Meeting on 25 April 2014.

2014 Award

On 1 May 2014, the company made a grant of performance-related restricted shares to executive directors and other members of the Pearson Executive under the LTIP. This represents the company's annual grant of long-term incentives to executive directors and other members of the Pearson Executive for 2014.

The awards will vest on 1 May 2017 as follows:

a) one-sixth of the award will be based on Pearson's total shareholder return performance relative to the constituents of the FTSE World Media Index over the three-year period 2014 to 2017;

b) one-third of the award will be based on Pearson's return on invested capital in 2016; and

c) one-half of the award will be based on Pearson's growth in earnings per share over the period 2013 to 2016.

Subject to meeting the performance conditions in full, and the retention of shares that vest on 1 May 2017 for a further two years, the maximum number of shares that the executive directors may receive is: John Fallon, CEO (274,000); Robin Freestone, CFO (162,000). The awards are consistent with the remuneration policy approved by shareholders at the Annual General Meeting on 25 April 2014 and were made on the following basis:

Name	Title	Restricted shares awarded	Share price on date of award	Face value on date of award
				£	% of base salary at date of award
John Fallon	CEO	274,000	1,102.00p	£3,019,480	395%
Robin Freestone	CFO	162,000	1,102.00p	£1,785,240	321%

Subject to meeting the performance conditions in full, and the retention of shares that vest on 1 May 2017 for a further two years, the maximum number of shares that the other members of the Pearson Executive may receive is as follows:

Name	Title	Restricted shares awarded
Tim Bozik	President, Higher Education	116,000
Rod Bristow	President, Core	116,000
Don Kilburn	President, North America	116,000
Doug Kubach	President, School	116,000
Tamara Minick-Scokalo	President, Growth	116,000
John Ridding	President, Professional	116,000
Michael Barber	Chief Education Adviser	97,000
Phil Hoffman	Chief Corporate Finance & Strategic Development Officer	97,000
Luke Swanson	Chief Transformation Officer	97,000
Albert Hitchcock	Chief Information Officer	116,000
Kate James	Chief Corporate Affairs Officer	97,000
Melinda Wolfe	Chief Human Resources Officer	107,000

Further details of the LTIP and its performance measures are contained in Pearson's annual report and accounts.

The company also made a grant of shares under the LTIP to Kate James, Chief Corporate Affairs Officer and Albert Hitchcock, Chief Information Officer of 35,000 and 100,000 shares respectively in accordance with contractual commitments made on hiring. The awards will vest in full (with no performance criteria) provided the executives remain employed by Pearson on the relevant vesting dates.

This notification is made in accordance with DTR 3.1.4R.

PEARSON plc

Date: 02 May 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary